UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

INVESCO LTD.

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

G491BT108

(CUSIP Number)

Brian L. Schorr, Esq.

Trian Fund Management, L.P.

280 Park Avenue, 41st Floor

New York, NY 10017

Tel. No.: (212) 451-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No G4474Y214

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of	(7)	SOLE VOTING POWER 0
shares beneficially owned by	(8)	SHARED VOTING POWER 27,223,734
each reporting person	(9)	SOLE DISPOSITIVE POWER 0
with:	(10)	SHARED DISPOSITIVE POWER 27,223,734
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,223,734
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%*
(14)	TYPE OF REPORTING PERSON IN

_______

*Calculated based on 449,831,075 shares of Common Stock outstanding as of March 31, 2024, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No G4474Y214

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of	(7)	SOLE VOTING POWER 0
shares beneficially owned by	(8)	SHARED VOTING POWER 27,223,734
each reporting person	(9)	SOLE DISPOSITIVE POWER 0
with:	(10)	SHARED DISPOSITIVE POWER 27,223,734
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,223,734
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%*
(14)	TYPE OF REPORTING PERSON IN

_______

*Calculated based on 449,831,075 shares of Common Stock outstanding as of March 31, 2024, as reported in the Issuer’s Form 10-Q.

SCHEDULE 13D

CUSIP No G4474Y214

(1)	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER 0
shares beneficially owned by	(8)	SHARED VOTING POWER 27,223,734
each reporting person	(9)	SOLE DISPOSITIVE POWER 0
with:	(10)	SHARED DISPOSITIVE POWER 27,223,734
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,223,734
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%*
(14)	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 449,831,075 shares of Common Stock outstanding as of March 31, 2024, as reported in the Issuer’s Form 10-Q.

SCHEDULE 13D

CUSIP No G4474Y214

(1)	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER 0
shares beneficially owned by	(8)	SHARED VOTING POWER 27,223,734
each reporting person	(9)	SOLE DISPOSITIVE POWER 0
with:	(10)	SHARED DISPOSITIVE POWER 27,223,734
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,223,734
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%*
(14)	TYPE OF REPORTING PERSON OO

_______

* Calculated based on 449,831,075 shares of Common Stock outstanding as of March 31, 2024, as reported in the Issuer’s Form 10-Q.

SCHEDULE 13D

CUSIP No G4474Y214

(1)	NAME OF REPORTING PERSON Trian Partners AM Holdco, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 85-2619230
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of	(7)	SOLE VOTING POWER 0
shares beneficially owned by	(8)	SHARED VOTING POWER 27,213,921
each reporting person	(9)	SOLE DISPOSITIVE POWER 0
with:	(10)	SHARED DISPOSITIVE POWER 27,213,921
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,213,921
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%*
(14)	TYPE OF REPORTING PERSON OO

_______

* Calculated based on 449,831,075 shares of Common Stock outstanding as of March 31, 2024, as reported in the Issuer’s Form 10-Q.

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 22, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) filed on November 5, 2020, Amendment No. 2 filed on December 15, 2021, Amendment No. 3 filed on February 1, 2022, Amendment No. 4 filed on March 25, 2022, Amendment No. 5 filed on April 1, 2022, Amendment No. 6 filed on January 25, 2023, Amendment No. 7 filed on January 31, 2023, Amendment No. 8 filed on February 16, 2023, and Amendment No. 9 filed on June 2, 2023 (as amended, the “Schedule 13D”), relating to the Common Stock, par value $0.20 per share (the “Shares”), of Invesco Ltd., a Bermuda exempted company (the “Issuer”). The address of the principal executive office of the Issuer is 1555 Peachtree Street, NE., Suite 1800, Atlanta, Georgia 30309.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Items 4 and 5 of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The sales of Shares by Reporting Persons reported below in Item 5 were done for portfolio management purposes.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) As of 4:00 p.m., New York City time, on June 14, 2024, the Reporting Persons beneficially owned, in the aggregate, 27,223,734 Shares, representing approximately 6.05% of the Issuer’s outstanding Shares (calculated based on 449,831,075 Shares outstanding as of March 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).

(b) Each of Trian AM Holdco and Trian Management beneficially and directly owns and has sole voting power and sole dispositive power with regard to 27,213,921 and 9,813 Shares, respectively, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

(c) Set forth below is a list of all transactions with respect to the Shares effected by any of the Reporting Persons since the filing of Amendment No. 9, inclusive of all transactions effected through 4:00 pm, New York City time, on June 14, 2024. All such transactions listed in the table below were effected in the open market. The prices set forth in the table do not include commissions.

Fund	Date	Shares	Price	Type
Trian Management	4/23/2024	2,358	$14.8096	Sale
Trian Management	4/23/2024	1,463	$14.7765	Sale
Trian AM Holdco	4/23/2024	520,479	$14.8096	Sale
Trian AM Holdco	4/23/2024	322,898	$14.7765	Sale
Trian AM Holdco	5/31/2024	1,000,000	$15.6273	Sale
Trian AM Holdco	6/3/2024	389,595	$15.6102	Sale
Trian AM Holdco	6/4/2024	265,968	$15.6346	Sale
Trian AM Holdco	6/5/2024	134,372	$15.5116	Sale
Trian AM Holdco	6/6/2024	100	$15.5000	Sale
Trian AM Holdco	6/7/2024	473,283	$15.0562	Sale
Trian AM Holdco	6/10/2024	1,250,000	$15.1632	Sale
Trian AM Holdco	6/11/2024	700,000	$14.9487	Sale
Trian AM Holdco	6/12/2024	1,070,000	$15.5748	Sale

Trian AM Holdco	6/13/2024	484,000	$14.8708	Sale

On June 14, 2024, Trian AM Holdco transferred 101,846 Shares to Trian AM Holdco LP, which distributed those Shares in-kind to a limited partner.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: June 14, 2024

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS AM HOLDCO, LTD.

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Director

/s/ NELSON PELTZ
Nelson Peltz

/s/ PETER W. MAY
Peter W. May